FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local Stock Exchanges, informing of the resolutions adopted by Banco de Chile’s Board of Directors in a meeting held on January 28th, 2021, whereby it was resolved to schedule an Ordinary Shareholders Meeting, to be held on March 25th, 2021, with the purpose of approving the distribution as dividends of 47.6% of the net income obtained during the fiscal year ending on December 31, 2020.

Santiago, January 28th, 2021

Mr. Joaquín Cortez Huerta

President

Financial Market Commission

Present

Ref: Essential Information

Mr. President:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Regulation for Banks and Financial Institutions, I inform you as Essential Information, that in the Ordinary Meeting No. BCH 2,939 held on January 28th, 2021, the Board of Directors of Banco de Chile resolved to call an Ordinary Shareholders Meeting to be held on March 25th, 2021, with the purpose of proposing, among other matters, the following income distribution for the fiscal year ended on December 31, 2020:

a)	Deduct and retain from the net income obtained during the relevant fiscal year, an amount equal to the correction of the paid capital value and reserves according to the Consumer Price Index variation occurred between November 2019 and November 2020, for an amount of CLP95,989,016,547, which will be added to the account of retained incomes from previous fiscal years.

b)	From the resulting balance, distribute, as dividend, a 60% of the remaining net income, corresponding a dividend of CLP2.18053623438 per each one of the 101,017,081,114 Bank shares, retaining the remaining 40% thereof.

Thus, a distribution of 47.6% of the income for the fiscal year ended on December 31, 2020, will be proposed as dividend.

Sincerely,

Eduardo Ebensperger Orrego

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28th, 2021.

Banco de Chile

/s/ Eduardo Ebensperger Orrego
By:	Eduardo Ebensperger Orrego
CEO